RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

October 8, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Duc Dang, Attorney- Advisor

Re:	RAIT Financial Trust
Form 10-K for the year ended December 31, 2009
Filed March 1, 2010
File No. 001-14760

Dear Mr. Dang:

On behalf of RAIT Financial Trust (“RAIT”), this letter is to respond to your comment letter dated September 30, 2010 concerning the above-referenced filing. For your convenience, your comment has been restated in italics followed by RAIT’s response.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business, page 1

Investments in Real Estate, page 5

1.	We note that you have provided occupancy data on page 13 of your quarterly report for the period ended June 30, 2010. Please provide us with additional operating data, including the average effective annual rental per square foot or unit and a ten-year lease expiration schedule, for non-residential properties. For your commercial properties, please tell us the type of leases utilized. Alternatively tell us why such information is not material. Please confirm that you will include similar disclosure in your future filings.

As of December 31, 2009, RAIT Financial Trust had $738.2 million of direct investments in real estate representing 39 properties as described on page 5 of our 2009 Form 10-K. During 2009, we acquired $416.8 million of these interests on 27 properties primarily by converting our prior commercial real estate loans into equity ownership interests. A majority of the 2009 acquisitions, and 27 of the 39 owned properties as of December 31, 2009, are multi-family properties subject to short-term leases.

Each of RAIT’s individual properties is less than 10% of RAIT’s consolidated total assets and 10% of RAIT’s consolidated total revenue. Accordingly, no individual property or operating lease is material enough to warrant separate disclosures under the applicable rules and regulations. Furthermore, given the transitional nature of the properties acquired during 2009 and partial year results, we determined that other leasing and operating data for our commercial portfolio was not material and would not be meaningful until a full year of operations could be presented.

As requested, we are providing you with additional operating data for our investments in real estate and a ten-year lease expiration schedule for our non-residential properties. Leases for our multi-family properties are generally one-year or less and leases on our office and retail properties are operating leases.

Operating Data as of or for the year ending December 31, 2009:

	Multi-Family		Office		Retail		Land/Other
Carrying amount	$497.6 million		$178.8 million		$35.4 million		$26.5 million
Number of properties	27		6		3		3
Units / Square Feet /Acres Owned	6,967 units		1,324,368 square feet		1,095,452 square feet		7.3 acres
Average Occupancy	77.7%		41.5%		61.7%		N/A
Average effective rent	$689	(a)	$20.17	(b)	$14.23	(b)	N/A

(a)	Per unit per month
(b)	Per square foot per year

10 Year Lease Expiration Schedule for office and retail properties as of December 31, 2009:

Year of Lease Expiration (December 31,)	Number of Leases Expiring during the Year	Rentable Square Feet Subject to Expiring Leases	Final Annualized Rent under Expiring Leases (in 000’s) (a)	Final Annualized Rent per Square Foot under Expiring Leases	Percentage of Total Final Annualized Base Rent Under Expiring Leases	Cumulative Total
2010	86	374,754	$ 3,469	$9.26	20.3%	20.3%
2011	22	93,356	1,301	13.94	7.6%	27.9%
2012	24	220,868	3,832	17.35	22.3%	50.2%
2013	18	239,184	3,612	15.10	21.1%	71.3%
2014	13	70,604	972	13.77	5.7%	77.0%
2015	7	150,295	1,223	8.14	7.1%	84.1%
2016	2	12,867	308	23.94	1.8%	85.9%
2017	1	42,386	791	18.65	4.6%	90.5%
2018	2	56,947	1,433	25.17	8.4%	98.9%
2019	1	4,038	80	19.81	0.5%	99.4%
2020 and thereafter	2	5,314	102	19.28	0.6%	100.0%

Total	178	1,270,613	$17,123	$13.48	100.0%

(a)	“Final Annualized Rent” for each lease scheduled to expire represents the cash rental rates of the respective tenants for the final month prior to expiration multiplied by 12.

RAIT will include similar disclosures regarding property operating data in its future filings and disclosures regarding expiring leases in its future Annual Reports on Form 10-K.

**************

With regard to the filing discussed above, RAIT acknowledges the following:

•	RAIT is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RAIT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9000.

Very truly yours,

/s/ Jack E. Salmon

Name: Jack E. Salmon

Chief Financial Officer and Treasurer

cc:	Scott Schaeffer, Chief Executive Officer and President
Raphael Licht, Chief Operating Officer and Secretary
J. Baur Whittlesey, Esq., Ledgewood, P.C.